Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com

R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com
May 17, 2010
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Definitive Proxy Statement on Schedule 14A, Filed April 5, 2010 File No. 001-13697
Dear Mr. Owings:
     In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated May 3, 2010 to Jeffrey S. Lorberbaum, Chairman and Chief Executive Officer of the Company.
General
1.	We note that the acknowledgements we requested were provided by counsel on behalf of the Company. With your next response, please submit a separate letter from the company with the requested acknowledgements.
Response:
     The Company notes the Staff’s comment and is filing the requested acknowledgements separately.
Definitive Proxy statement on Schedule 14A
Nominees for director, page 2
2.	Under this heading and the heading “Continuing Directors” beginning on page 3, you include other directorships currently held by your directors and director nominees. To the extent that any of your directors or director nominees have held any other directorships during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. H. Christopher Owings
May 17, 2010

any company registered as an investment company under the Investment Company Act of 1940, as amended, please disclose such directorship, including the name of the company. Please refer to Item 401(e)(2) of Regulation S-K.
Response:
     The Company notes the Staff’s comments. During the past five years, Mr. Bruckmann also formerly served as a director of Penhall International, Inc. and Anvil Holdings, Inc.; Mr. Fiedler also formerly served as a director of YRL Worldwide Inc., formerly Yellow Roadway Corp.; Mr. Kolb also formerly served as a director of Paxar Corp.; Mr. McCurdy also formerly served as a director of American Axle & Manufacturing Holdings Inc.; and Mr. Pokelwaldt also formerly served as a director of FirstEnergy Corp.
Compensation Discussion and Analysis, page 12
Elements of our Compensation Program, page 14
Annual Incentives, page 14
3.	We note your disclosure in the last paragraph on page 14 that the company funded a bonus pool equal to 1.25% of consolidated operating income for 2009 and that certain of your named executive officers would be eligible to receive 20% of the bonus pool while others would be eligible to receive 12% of the bonus pool. We were unable to calculate the maximum bonuses set forth on your grants of plan-based awards table based on your reported consolidated operating income. Please disclose how you calculated these amounts.
Response:
     As discussed with the Staff, the maximum bonuses set forth on the Company’s grants of plan-based awards table were calculated based on the Company’s consolidated operating income, excluding the effect of business restructurings, claims and related costs associated with the Company’s discontinuation of certain carpet tile products, and unusually high raw material costs in 2008 that flowed through the Company’s costs of sales in early 2009, which were determined by the Compensation Committee in an exercise of its discretion to be appropriate for exclusion. The Company’s consolidated operating income used for calculating the maximum bonuses set forth on the grants of plan-based awards table, after adjusting for the excluded items, was $301 million.
Long-Term Incentives, page 16
4.	Please disclose the historical EPS Target and the EBITDA Target described under this heading and how actual results of the peer group compared to the targets for each of your named executive officers. You may wish to use a chart or similar presentation for this information. Refer to Item 402(b)(2)(v)

Mr. H. Christopher Owings
May 17, 2010

of Regulation S-K. We also note your disclosure under the heading “Proposed Changes for 2010” on page 18. Please also confirm to us that you will disclose in future proxy statements the historical TSR Target and how actual results of the peer group compared to the targets for each of your named executive officers.
Response:
     The Company notes the Staff’s comments. For both 2009 and 2010, the LTIP compares the Company’s performance on the stated measures against the average performance of the peer group on the same measure for the same period. There are no “historical” targets, only reference to the performance of the peer group during the same year. So, for example, in determining the payouts under the LTIP for performance in 2009, the Compensation Committee compared the average EPS growth of the peer group for 2009 against the Company’s EPS growth for 2009, then compared the average EBITDA of the peer group for 2009 as a percentage of tangible assets against the same metric for the Company. In both instances, the Company’s performance was below the 25th percentile of the peer group and therefore no awards were earned for 2009 based on this performance measure. In 2010, the same process will be used but with total shareholder return as the sole metric.
Corporate Governance, page 28
General, page 28
5.	Please disclose, on an individual basis, the specific experience, qualifications, attributes or skills of each director and director nominee that led to the conclusion that each such person should serve as a director. Please refer to Item 401(e)(1) of Regulation S-K. For additional guidance, please also refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 116.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response:
     In response to the Staff’s comment regarding the Company’s disclosure on page 28, which specifies the specific experience, qualifications, attributes and skills of each director, in addition to those included in the biographical summary for each director and cross-referenced on page 28, the Company proposes to revise such disclosure as follows:
•	Mr. Lorberbaum, our Chairman and CEO, brings over 30 years of management and executive experience in the carpet industry and is a significant stockholder.

Mr. H. Christopher Owings
May 17, 2010

•	Mr. Wellborn brings over 15 years of executive and financial experience in the manufacturing sector, with over 12 years of such experience with Dal-Tile and the Company.

•	Mr. DeCock was CEO of Unilin at the time of its acquisition by the Company, and he served in various executive and management positions with Unilin over many years. He brings unique and strong knowledge of the European and laminate flooring industries.

•	Ms. Bonanno brings executive experience in the consumer products sector, as well as broad international business and trade experience in both public and private sectors, together with service on other public company boards of directors.

•	Mr. Bruckmann, also a significant stockholder in the Company, brings significant experience in corporate finance and capital markets, together with service on other public company boards of directors.

•	Mr. Fiedler brings experience as a Chairman and CEO with a public, global manufacturing company, many years of operational and executive experience in the manufacturing sector and service on other public company boards of directors.

•	Mr. Kolb has over 20 years of management and executive experience in the carpet industry, is a former Chairman and CEO of the Company and is a significant stockholder in the Company. He also serves on other public company boards of directors.

•	Mr. McCurdy brings experience as a CEO with two manufacturing companies, one of which is a public company and for which he also served for a time as Chairman. Additionally, Mr. McCurdy brings many years of executive, financial and operational experience in the manufacturing sector and service on other public company boards of directors.

•	Mr. Onorato brings significant executive and financial experience with public, global manufacturing companies, including service as both a Chief Financial Officer and as a Treasurer, together with service on another public company board of directors.

•	Mr. Pokelwaldt brings experience as a Chairman and CEO with a public, global manufacturing company, many years of executive and operational experience in the manufacturing sector and service on other public company boards of directors.

Mr. H. Christopher Owings
May 17, 2010

     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7951) or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,
/s/ R. David Patton
R. David Patton

cc:	Catherine Brown Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke James F. Brunk